ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

September 26, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX DEFINES DRILL TARGETS AT ITS
SPANISH MOUNTAIN GOLD PROPERTY

Acrex Ventures Ltd. ("Acrex") is pleased to provide an update of exploration on its Spanish Mountain property, located near Likely, B.C. The Spanish Mountain Property is located immediately adjacent to Skygold Ventures Ltd. and Wild Rose Resources Ltd. Spanish Mountain Joint Venture gold project. Over the last two years drilling and compilation work by the Spanish Mountain Joint Venture has outlined a large gold mineralized system with average gold grades of greater than 1.0 g/t gold. The Main mineralized zone measures 1,200 metres x 500 metres and is up to 135 metres thick. The deposit remains open in all directions.

Acrex has recently completed airborne geophysical surveying over its two claim blocks which adjoin the Joint Venture property to the northwest and southeast.  The survey was conducted by Aeroquest International and included AeroTEM (Electromagnetic) and Magnetometer instrumentation.  Processing of data and interpretation is currently underway.  Preliminary indications are that a number of strong electromagnetic (resistivity) zones trend from the Skygold-Wildrose property onto the Acrex held claims.  This is consistent with the general stratigraphic trends provided from regional geologic mapping.  Discussions with Skygold’s consultants has provided preliminary insights into several areas for possible follow-up diamond drilling within the Acrex claims.

Acrex currently has a geologic team working to conduct follow-up soil sampling and drill-hole planning on both the northwest and southeast claim blocks.  Soil sampling on the southeast ( Spanish Mountain ) block is designed to follow-up elevated gold in soil samples returned from preliminary soil sampling completed in 2006.  Sampling on the northwest ( Hepburn Lake ) block will extend the grid to cover recently optioned claims that adjoin that claim group.  The results of soil sampling will be overlaid onto the results of the airborne geophysical surveys to further define targets for follow-up drilling.

Acrex has retained Atlas Drilling Ltd., of Kamloops , BC to core drill the new targets developed from the Aeroquest geophysical survey and surface sampling.  Drilling will also further test the gold-bearing intersections returned from drill hole 06SpM-15, completed in the fall of 2006 (see Acrex news release dated January 17, 2007).  This drill hole returned significant gold-bearing intersections, including 2.54 grams per tonne over 1.51 metres and 2.29 grams per tonne over 1.52 metres.  The latter result was from a sample of the last section of core drilled in the hole, from 158.5 to 160.02 metres depth.  Drilling will continue to test these gold-bearing intersections laterally and to depth.  Drilling is expected to start within one week.

Mr. Perry Grunenberg, P.Geo. of P&L Geological Services is the Company's supervisor for the Spanish Mountain Project and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

“T.J. Malcolm Powell”

T.J. Malcolm Powell ,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.